KH 2/16

AB 2/14

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 15 2011
BRANCH OF REGISTRATIONS AND
13 EXAMINATIONS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8- 50218 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RAMPART FINANCIAL SERVICES, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Doylestown Commerce Center, 2005 S. Easton Rd, Suite 202
(No. and Street)

Doylestown (City) PA (State) 18901 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carol Ann Kinzer 678-525-0992
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Smyth & Ward, P.A.
(Name – *if individual, state last, first, middle name*)

Executive Plaza III, Suite LL5 (Address) Hunt Valley (City) MD (State) 21031 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11015641

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

KH 2/28

# OATH OR AFFIRMATION

I, Francis P. Branca, Sr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rampart Financial Services, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Francis P Branca
Signature

President
Title

Jennifer L MacFarlan
Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
JENNIFER L. MacFARLAN, Notary Public
Doylestown Boro., Bucks County
My Commission Expires November 9, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

SMYTH & WARD, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Executive Plaza III - Suite LL5
Hunt Valley, MD 21031
410-771-8870
FAX 410-771-0844

25 S. Main Street
Shrewsbury, PA 17361
717-235-5525
FAX 717-227-0070

# Independent Auditor's Report

Board of Directors
Rampart Financial Services, Inc.

We have audited the accompanying statement of financial condition of Rampart Financial Services, Inc., as of December 31, 2010 and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rampart Financial Services, Inc. at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Smyth & Ward, P.A.
Hunt Valley, Maryland
January 28, 2011

RAMPART FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

| | |
|---|---|
| Current Assets | |
| Cash | $ 70,988 |
| Commission receivable | 42.878 |
| Prepaid expenses | 18,399 |
| Total current assets | 132,265 |
| | |
| Fixed Assets | |
| Equipment | 21,887 |
| Less: accumulated depreciation | ( 23,729) |
| Total fixed assets | 4,158 |
| | |
| Total assets | $ 136,423 |

LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| Current Liabilities | |
| Accounts payable and accrued expenses | $ 49,078 |
| Total liabilities | 49,078 |
| | |
| Stockholders' Equity | |
| Common stock, no par value, authorized 200 shares; 100 shares outstanding | 100,000 |
| Additional paid-in capital | 100,000 |
| Retained earnings (deficit) | ( 112,655) |
| Total stockholders' equity | 87,345 |
| | |
| Total liabilities and stockholders' equity | $ 136,423 |

The accompanying notes are in integral part of these financial statements

RAMPART FINANCIAL SERVICES, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2010

| | |
|---|---|
| Revenues | |
| Commission income | $ 853,373 |
| Total income | 853,373 |
| Expenses | |
| Compensation and benefits | 755,562 |
| Communications | 1,608 |
| Regulatory fees | 24,235 |
| Other | 101,813 |
| Total expenses | 883,218 |
| Net loss | $( 29,845) |

The accompanying notes are an integral part of these financial statements

RAMPART FINANCIAL SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

| | Common Stock | Additional Paid-in Capital | Retained Earnings (Deficit) | Total Stockholders' Equity |
|---|---|---|---|---|
| Balance January 1, 2010 | $ 100,000 | $ 100,000 | $( 82,810) | $ 117,190 |
| Net income (loss) | --- | --- | ( 29,845) | ( 29,845) |
| Balance December 31, 2010 | $ 100,000 | $ 100,000 | $(112,655) | $ 87,345 |

The accompanying notes are an integral part of these financial statements

RAMPART FINANCIAL SERVICES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

| | |
|---|---|
| Cash flows from operating activities: | |
| Net loss | $( 29,845) |
| Adjustments to reconcile net loss to net cash used in operating activities: | |
| Depreciation | 1,291 |
| Changes in assets and liabilities: | |
| (Increase) decrease in commissions receivable | ( 14,433) |
| (Increase) decrease in prepaid expenses | 4,490 |
| Increase (decrease) in accounts payable and accrued expenses | 20,387 |
| Net cash used in operating activities | ( 18,110) |
| Cash flows from investing activities: | |
| Purchase of equipment | ( 1,387) |
| Net cash used in investing activities | ( 1,387) |
| Cash flows used in financing activities: | |
| Decrease in advance from stockholders | ( 20,000) |
| Net cash provided by financing activities | ( 20,000) |
| Net increase in cash value | 503 |
| Cash, January 1, 2010 | 70,485 |
| Cash, December 31, 2010 | $ 70,988 |

The accompanying notes are an integral part of these financial statements

RAMPART FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

## A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Operations of the Company

The Company was incorporated in Pennsylvania on March 14, 1997. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is also registered to distribute insurance products in various states.

### Management Estimates

The Statement of Financial Condition was prepared in accordance with generally accepted accounting principles which require management to make assumptions and estimates that affect the amounts and disclosures presented. Actual results could differ from these estimates.

### Revenue Recognition

The Company is engaged in the business of distributing variable and traditional insurance products and shares of registered investment companies. Transactions are completed on an agency basis. Revenue is recognized after the transaction is settled with the issuer.

### Office Equipment

Office equipment is recorded at cost. Depreciation of office equipment is determined by use of the straight line method over the useful life of the asset, 5 - 7 years. The depreciation expense for the year was $1,291.

### Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as cash in checking accounts.

### Employee Benefits

Compensated absences are generally taken as earned and do not represent a material amount. Accordingly, the Company has not accrued compensated absences.

## A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

### Accounts Receivable

Accounts receivable represents agency commissions earned in transactions that occurred prior to and paid after December 31, 2010.

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

### Income Taxes

The Company, with the consent of its stockholders, has elected to be an S corporation for Federal and State purposes. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income or loss. Therefore, no provision or liability for Federal or State income taxes has been provided in these financial statements.

## B. PENSION PLAN

The Company has a 401(k) savings-profit sharing plan. Each participating employee may be permitted to contribute a portion of his compensation to the Plan. Within Plan limits, the Company may contribute on behalf of each eligible participant a matching percentage of the participant's contribution. In addition, the Company may make annual contributions on a discretionary basis. The Company funded $398 to the Plan for the year ended December 31, 2010, which were matching contributions.

## C. RELATED PARTY

The Company utilizes part of the office space leased by an affiliated company. The affiliated company is committed to leasing the office space through December 31, 2012. The Company has an agreement to pay rent equal to 25% of the total rent to the affiliated company on a month to month basis. The total rent paid for 2010 was $31,923.

The Company received commissions based on agency transactions. Approximately nine percent of the commissions received and paid related to business generated from affiliated companies in 2010.

The affiliated companies (Branca Rampart Agency, Rampart Agency, Inc., Rampart Smith Agency, Inc. and Producer's Advantage, Inc.) are insurance agencies owned by the owners of Rampart Financial Services, Inc. These insurance agencies sell life and disability insurance products and annuities.

## D. CREDIT RISK

The Company has concentrated its credit risk by maintaining deposits in various banks which may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Company (FDIC). The Company has not experienced any losses in such accounts and believes it is not exposed by any significant credit risk to cash.

## E. REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's uniform Net Capital Rule (Rule 15c3-1) which requires that "aggregate indebtedness" shall not exceed 15 times "net capital" as these terms are defined by the Rule.

As of December 31, 2010, the Company's net capital was $62,332 which exceeded the capital requirements of $5,000 by $57,332 and its net capital ratio was 0.79 to 1.

## F. NEW ACCOUNTING PRONOUNCEMENTS – SUBSEQUENT EVENTS

Management evaluated subsequent events through January 28, 2011, the date of the financial statements were available to be issued. Events or transactions occurring after December 31, 2010, but prior to January 28, 2011 that provided additional evidence about conditions that existed at December 31, 2010, have been recognized in the financial statements for the year ended December 31, 2010. Events or transactions that provided evidence about conditions that did not exist at December 31, 2010 but arose before the financial statements were available to be issued have not been recognized in the financial statements for the year ended December 31, 2010.

SCHEDULE I

RAMPART FINANCIAL SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2010

| | |
|---|---|
| Net Capital: | |
| Total stockholders' equity | $ 87,345 |
| Deductions and/or charges | |
| Total non-allowable assets | 25,013 |
| Net capital before haircuts on securities positions | 62,332 |
| Haircuts on securities | --- |
| Net capital | $ 62,332 |

SCHEDULE I

RAMPART FINANCIAL SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2010

AGGREGATE INDEBTEDNESS

| | |
|---|---|
| Items included in statement of financial condition: | |
| Accounts payable and accrued expenses | $ 49,078 |
| Total aggregate indebtedness | $ 49,078 |

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

| | |
|---|---|
| Minimum net capital required | $ 5,000 |
| Excess net capital | $ 57,332 |
| Net capital less greater of 10% of aggregate indebtedness Or 120% of minimum net capital | $ 56,332 |
| Ratio: Aggregate indebtedness to net capital | 0.79 to 1 |

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

We conclude that there are no material differences between this computation of net capital pursuant of Rule 15c3-1 and the corresponding computation prepared by Rampart Financial Services, Inc. and included in the Company's unaudited Part II FOCUS Report filing as of the same date.

SCHEDULE II

RAMPART FINANCIAL SERVICES, INC.

RECONCILIATION BETWEEN AUDTED AND UNADUITED
STATEMENTS OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2010

There were no material differences between the audited Statement of Financial Condition contained in this report and the unaudited Statement of Financial Condition included in the Company's unaudited FOCUS Report filed as of December 31, 2010.

# SCHEDULE III

## RAMPART FINANCIAL SERVICES, INC.

## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

## AS OF DECEMBER 31, 2010

The Company is exempt from SEC Rule 15c3-3 because it does not carry securities accounts for customers or perform custodial functions relating to customer securities. The Company is exempt pursuant to k(1).

SCHEDULE IV

RAMPART FINANCIAL SERVICES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSIONS

AS OF DECEMBER 31, 2010

The Company is exempt from SEC Rule 15c3-3 because it does not carry securities accounts for customers or perform custodial functions relating to customer securities. The Company is exempt pursuant to k(1).

SMYTH & WARD, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Executive Plaza III - Suite LL5
Hunt Valley, MD 21031
410-771-8870
FAX 410-771-0844

25 S. Main Street
Shrewsbury, PA 17361
717-235-5525
FAX 717-227-0070

Independent Auditor's Report on
Internal Accounting Control
Required by SEC Rule 17a-5(g)(1)

Board of Directors
Rampart Financial Services, Inc.:

In planning and performing our audit of the financial statements of Rampart Financial Services, Inc., as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Smyth & Ward, CPA

Hunt Valley, Maryland
January 28, 2011

SMYTH & WARD, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Executive Plaza III - Suite LL5
Hunt Valley, MD 21031
410-771-8870
FAX 410-771-0844

25 S. Main Street
Shrewsbury, PA 17361
717-235-5525
FAX 717-227-0070

To the Board of Directors of Rampart Financial Services, Inc.
2005 S Easton Road, Suite 202
Doylestown, PA 18901

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Rampart Financial Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Rampart Financial Services, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Rampart Financial Services, Inc.'s management is responsible for the Rampart Financial Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries in the general ledger noting no differences – only payment July 28, 2010 - $150.00;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;
3. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Smyth & Ward P.A.
Hunt Valley, Maryland
January 28, 2011